

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 11, 2009

Mr. Steven M. Blondy
Chief Financial Officer
Dex Media West LLC
1001 Winstead Drive
Cary, N.C. 27513

>   **RE: Dex Media West LLC
>   Form 10-K for the year ended December 31, 2008
>   Filed March 31, 2009
>   File No. 333-112694**

Dear Mr. Blondy:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Narrative Analysis of Results of Operations, page 29

1.   We note that you took a significant goodwill impairment charge in the fiscal year 2008. You should expand your MD&A to discuss in more detail your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosures.

Report of Independent Registered Public Accounting Firm, page F-3

2.   Please revise to identify the independent registered accounting firm.

Identifiable Intangible Assets and Goodwill, page F-11

3.   Please tell us what is meant by your "share of the impairment charge, based on a discounted cash flow analysis." It is unclear to us whether you performed an impairment test based on your or RHD's discounted cash flows. Disclose the reporting unit(s) used to test goodwill and how those reporting units were determined. Refer to your basis in accounting literature.

4.   We note that you reduced the useful lives of your directory services agreements acquired by RHD to 33 years effective January 1, 2009. Given the current state of your business, tell us and disclose your basis for determining the useful life to be 33 years. Explain in detail the various factors that were considered, including the future cash flows projections from these assets.

        In addition, tell us why you use the straight-line method rather than another depreciation method to recognize the expected benefit from the use of the agreements.

3. Restructuring Charges, page F-21

5.   Tell us why you believe outside consulting services should be included in restructuring reserves. Refer to your basis in accounting literature.

6. Stock Incentive Plans, F-26

6.   It appears that you use the simplified method to calculate the expected life of your stock options and SARs. We also note based on page F-29 that the SARs granted in July 2008 are subject to accelerated vesting upon occurrence of certain events as well as other exercisability factors that do not seem to be "plain vanilla." As such, tell us how you considered SAB 107 and SAB 110 in determining that your stock options and SARs are eligible for the use of the simplified method.

7. Income Taxes, page F-31

7.   We note that your valuation allowance is less than 1% of your deferred tax assets. In addition;

- You state on page 35 that you expect lower future revenue,
- Your independent auditors issued a going concern opinion,
- Your credit ratings have been downgraded,
- You expect future non-compliance with debt covenants,
- You impaired all of your goodwill as well as other assets, etc.

As such, tell us and disclose in detail why you believe it is more likely than not that most of your deferred tax assets will be realized. Disclose if there are indications that the valuation allowance will change in the near term due to one or more future events and the nature of the uncertainty and a range of possible outcomes. In addition please describe how you will realize your deferred tax assets. Describe the business development risks, specific tax planning strategies and other factors that lead to your conclusion.

8. Benefit Plans, page F-33

8.   Please tell us and disclose why your weighted average discount rate used to determine the net periodic benefit expense increased from 6.48% (January 1- June 30, 2008) to 8.01% (November 1 – December 31, 2008).

Form 10-Q for the Fiscal Quarters Ended June 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

9.   Please disclose details of operating cash receipts and payments resulting from the reorganization in a supplemental schedule or in the notes to the financial statements in accordance with paragraph 31 of SOP 90-7.

Summary of Significant Accounting Policies, page 10

10.   Tell us in detail and disclose how you determined that your definite-lived intangible assets and other long-lived assets were not impaired as of March 31, 2009 and/or June 30, 2009. Disclose assumptions and methods used to evaluate impairment.

Furthermore, tell us and disclose if and how you evaluated the useful lives of your intangible assets as of March 31, 2009 and/or June 30, 2009.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director